Exhibit 99.1

NEWS RELEASE

13 FEBRUARY 2023, 4:00PM ET / 22:00 CET

MDxHealth Announces UnitedHealthcare to Provide Commercial Coverage for the Genomic Prostate Score (GPS) Test

UnitedHealthcare singles out mdxheath’s GPS test as its only commercially-covered test to risk stratify men newly diagnosed with localized prostate cancer

IRVINE, CA, and HERSTAL, BELGIUM – February 13, 2023 – MDxHealth SA (NASDAQ/Euronext: MDXH), a commercial-stage precision diagnostics company, today announced that UnitedHealthcare will cover the mdxhealth Genomic Prostate Score (GPS) test (formerly Oncotype DX GPS) under UnitedHealthcare’s commercial policies to assist with treatment decisions for individuals newly diagnosed with localized prostate cancer and meeting coverage criteria.

Michael K. McGarrity, CEO of mdxhealth, commented: “We are very pleased to announce that UnitedHealthcare, the largest private health insurer in the United States, will provide coverage for our Genomic Prostate Score (GPS) test. We applaud UnitedHealthcare’s decision to identify our GPS test as its only commercially-covered diagnostic that can improve clinical outcomes for men newly diagnosed with localized prostate cancer.”

In its technical assessment of commercially available genomic panels for stratifying risk in individuals with prostate cancer, UnitedHealthcare’s updated Medical Policy cites findings that "the body of evidence consistently favors use of the GPS assay to assist with management strategies…” UnitedHealthcare’s commercial coverage of GPS supplements coverage that GPS has from other national and regional commercial payers, as well as from Medicare and Medicare Advantage plans.

About Genomic Prostate Score® (GPS) Test

The GPS test is an advanced 17-gene mRNA test to help guide treatment decisions for localized prostate cancer. The test analyzes prostate cancer gene activity to predict disease aggressiveness and provide clinically meaningful endpoints. GPS is a highly personalized assay that quantifies the biologic aggressiveness of the tumor using a 17-gene signature that includes 12 cancer-related genes representative of 4 key biological pathways and 5 reference genes. GPS predicts the likelihood of adverse pathology, prostate cancer death, and metastasis within 10 years.

About mdxhealth®

Mdxhealth is a commercial-stage precision diagnostics company that provides actionable molecular information to personalize patient diagnosis and treatment. The Company’s tests are based on proprietary genomic, epigenetic (methylation) and other molecular technologies and assist physicians with the diagnosis and prognosis of urologic cancers and other urologic diseases. The Company’s U.S. headquarters and laboratory operations are in Irvine, California, with additional laboratory operations in Plano, Texas. European headquarters are in Herstal, Belgium, with laboratory operations in Nijmegen, The Netherlands. For more information, visit mdxhealth.com and follow us on social media at:

twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

For more information:

mdxhealth info@mdxhealth.com

LifeSci Advisors (IR & PR) US: +1 949 271 9223 ir@mdxhealth.com

Forward-looking statements

This press release contains forward-looking statements and estimates with respect to the anticipated future performance of MDxHealth and the market in which it operates, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “potential,” “expect,” “will,” “goal,” “next,” “potential,” “aim,” “explore,” “forward,” “future,” and “believes” as well as similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements regarding the acquisition of Oncotype DX® GPS prostate cancer business from Exact Sciences including statements regarding the anticipated benefits of the acquisition; statements regarding expected future operating results; statements regarding product development efforts; and statements regarding our strategies, positioning, resources, capabilities and expectations for future events or performance. Such statements and estimates are based on assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable but may not prove to be correct. Actual events are difficult to predict, may depend upon factors that are beyond the company’s control, and may turn out to be materially different. Examples of forward-looking statements include, among others, statements we make regarding expected future operating results, product development efforts, our strategies, positioning, resources, capabilities and expectations for future events or performance. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: uncertainties associated with the coronavirus (COVID-19) pandemic, including its possible effects on our operations, and the demand for our products; our ability to successfully and profitably market our products; the acceptance of our products and services by healthcare providers; the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; our ability to obtain and maintain regulatory approvals and comply with applicable regulations; the possibility that the anticipated benefits from our business acquisitions like our acquisition of the Oncotype DX® GPS prostate cancer business will not be realized in full or at all or may take longer to realize than expected; and the amount and nature of competition for our products and services. Other important risks and uncertainties are described in the Risk Factors sections of our most recent Annual Report on Form 20-F and in our other reports filed with the Securities and Exchange Commission. MDxHealth expressly disclaims any obligation to update any such forward-looking statements in this release to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based unless required by law or regulation. This press release does not constitute an offer or invitation for the sale or purchase of securities or assets of MDxHealth in any jurisdiction. No securities of MDxHealth may be offered or sold within the United States without registration under the U.S. Securities Act of 1933, as amended, or in compliance with an exemption therefrom, and in accordance with any applicable U.S. securities laws.

NOTE: The mdxhealth logo, mdxhealth, Confirm mdx, Select mdx, Resolve mdx, Genomic Prostate Score, GPS and Monitor mdx are trademarks or registered trademarks of MDxHealth SA. The GPS test was formerly known as and is frequently referenced in guidelines, coverage policies, reimbursement decisions, manuscripts and other literature as Oncotype DX Prostate, Oncotype DX GPS, Oncotype DX Genomic Prostate Score, and Oncotype Dx Prostate Cancer Assay, among others. The Oncotype DX trademark, and all other trademarks and service marks, are the property of their respective owners.